Exhibit 99.1

Gambling.com Group Completes Acquisition of RotoWire

Acquisition of a leading, nationally syndicated sports news & information service expected to accelerate U.S. online sports betting market penetration and U.S. growth.

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Group”), a leading provider of player acquisition services for the regulated global online gambling industry, today announced the successful completion of its planned acquisition of Roto Sports, Inc. (“Roto Sports”), operator of RotoWire.com (“RotoWire”), a popular provider of expert fantasy sports news and advice.

“We completed the acquisition according to our internal timelines on January 1st, 2022 and thank the RotoWire team for their professionalism and availability through the holiday period. We will consolidate Roto Sports into our Group Financial Statements from January 1st, 2022,” said Elias Mark, Chief Financial Officer at Gambling.com Group.

Additional information about the acquisition can be found here.

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For further information, please contact:

Media: Derek Brookmeyer, Gambling.com Group, media@gdcgroup.com, 616-528-0882

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com, 312-445-2877

About Gambling.com Group

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. The Group operates from offices in Ireland, the United States, and Malta. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com and Bookies.com. Founded in 2006, the Group owns and operates more than 30 websites in six languages across 13 national markets covering all aspects of the online gambling industry, which includes iGaming and sports betting.